Please see disclosures on page 1.

## Staying In Shape

- "Have you ever noticed those people whom you see jogging day after day? They are the ones who seem not to need to jog. But that's why they are fit... Those who are wealthy work at staying financially fit. But those who are not financially fit do little to change their status."

From *The Millionaire Next Door*



# Being a Wise Investor in a Scam-Filled World

Steve Benjamin
Sit Mutual Funds
3300 IDS Center
612-359-2554
spb@sitinvest.com
www.sitfunds.com

March 2013

## Disclosure

The information contained in this handout, including links to web sites, is provided for general informational purposes only and may neither be reproduced nor posted to any website. This information is not a substitute for obtaining professional advice from a qualified person, firm or corporation. Therefore, you should not rely solely upon this information in making any decision, including any decision to buy a product from Sit Mutual Funds or any other company.

## OUTLINE

- Scams
- Educate yourself
- Act as an investor

Please see disclosures on page 1.

## SCAMS

## Top 10 Scams of 2012

- Get paid for having a logo on your car
- Get paid by becoming a mystery shopper
- Obtain a "no credit check" loan
- Grandparents arrested & need money fast
- President Obama will pay your utility bills

## Continued

- You're in an embarrassing video on Facebook
  - Click here to see (it's a virus)
- Unreliable "storm chasers"
- You won the Jamaican lottery
- Cheap super bowl tickets
- Fake charity pages on social media

## Investment World Scams

- High returns
- Few, if any, negative returns
- Vague language
- Secretive
- Money is "frozen"
- Low inflow, high outflow brings collapse

Please see disclosures on page 1.

## Schemers

- Charles Ponzi
  - $225M (in today's $)


5247

- Bernie Madoff
  - Tens of Billions



## Something's Not Right

- "As we know, markets go up and down, and [Madoff's investment] only went up. He had very few down months. Only 4% of the months [in 14 years] were down months. And that would be equivalent to a baseball player in the major leagues batting .960 for a year. Clearly impossible. You would suspect cheating immediately."

  -- Harry Markopolos



## SEC Was Notified

- Harry Markopolos sent reports to the SEC:
  - May 2000
  - Oct. 2001
  - Oct., Nov., & Dec. 2005
  - June 2007
  - April 2008



Trivia: How did the SEC finally catch Madoff in December 2008?

## Looking the Other Way?

- "I would say that hundreds of people suspected something was amiss with the Madoff operation. If you look at who the victims were not, you'll notice that the major firms on Wall Street had no money with Mr. Madoff."

  -- Harry Markopolos

## 13,500 Victims

- 162 single-spaced pages with small type
  - Charities
  - Pensions
  - Foundations
  - Retirement plans
  - Well-known people



## Affinity

- Individuals thought they were part of a small exclusive group of investors lucky enough to have a connection with Bernie Madoff
- Since they thought they were making 12% a year, they weren't asking a lot of questions



## Differences

- Madoff was an insider; Ponzi wasn't
- Madoff was private about his scam; Ponzi wasn't
  - Madoff said his methods were "proprietary"
- Madoff targeted wealthy individuals; Ponzi didn't
- Madoff promised steady returns; Ponzi promised huge returns
- Madoff operated in a highly regulated environment; Ponzi didn't

## Thoughts

- Why hasn't the SEC declared December 11 as "Madoff Scheme Day" to remind the public to be vigilant?
- How could so many people have been duped…and for so long?
- Were Madoff's victims "investors"?

# EDUCATE YOURSELF

# You

The investor's chief problem - and even his worst enemy - is likely to be himself.

-- Ben Graham



# Quotes

- "I can tolerate risk, I just don't want to lose a lot of money."
- "The market's been going down today. What do you think I should do?"
- "What do you think this fund will do in the next 30 days?"


"Wow, am I smart."
Point of Maximum Financial Risk
Euphoria
Thrill
Excitement
Optimism
Anxiety
Denial
"Temporary set back – I'm a long-term investor."
Fear
Desperation
Panic
Capitulation
"How could I have been so wrong?"
Despondency
Point of Maximum Financial Opportunity
Depression
Hope
Relief
Optimism
Market Emotions Cycle
Graph of how we feel
as the markets fluctuate

Please see disclosures on page 1.

## Results

- 8.2% -- The annualized return of the buy-and-hold investor for the 20 years through 2009, as represented by the S&P 500.
- 3.17% -- The annualized return of the average stock mutual fund investor over the same time period.

Source: "Quantitative Analysis of Investor Behavior, 2010" Dalbar, Inc.

## Web Headlines

- Jan. 5, 2012
  - "6 Stocks Set to Advance in 2012"
- Jan. 27, 2011

"Why Gold is Losing its Shine"

Precious metals have underperformed stocks and bonds so far this year, but many experts say it may just be a temporary blip.

## Magazines


Money
WIN $10,000
15 HOT STOCKS
TOP EXPERTS TARGET SHARE BUYS FOR TOUGH TIMES


SmartMoney
WHERE TO INVEST
2010
12 Stocks to Keep The Gains Coming...

## Cover Stories

- "The Death of Equities"
  - 8/79 Business Week
- "Bearish on America"
  - 7/93 Forbes
- "Don't Just Sit There…Sell Stock Now!"
  - 8/97 Money

Please see disclosures on page 1.

## Certain Words

- What should investors do *now*?
- The *next* logical move is…
- Here are the *top* performers (in certain time periods and market conditions)…
- The *best* thing for investors to do now is…
- Investors *must* do this…

## Cable TV

**CNBC**


SENATE BILL IS MODIFIED VERSION
OF STOCK RESCUE BILL
FIRST IN BUSINESS WORLDWIDE



Jim Cramer's
*Mad Money*

## Fixated

- Studies show that investors who regularly monitor the market earn worse returns than others
- News tends to overplay the importance of any one piece of info, prompting people to overreact – and they sell at the bottom and buy at the top

- "What's the market doing today?"
  - This isn't the weather



## Books


THE
ROARING
2000s
INVESTOR
HARRY S. DENT, JR.

© 1999


THE
GREAT
DEPRESSION
AHEAD
HARRY S. DENT, JR.

© 2009

## "Dow Leaps to Record"


Crossing the Line

WSJ March 6, 2013

## Patience


S&P 500
Volume

## It's Always Something

- Cuban Missile Crisis, Vietnam, 1973-1974, Arab oil embargo, Stagflation, 21% Prime Rate, 10.8% unempl. in 1982, Oct. 19, 1987, Savings & Loan Crisis, Asian currency crisis in 1997, Long-Term Capital Management in 1998, Y2K, 9/11, Afghanistan, Iraq, Hurricane Katrina, Real Estate/Mortgage/Liquidity Crisis in 2008



## "Something"

- Personal debt & gov't debt levels
- Smaller asset returns
- Slower GDP growth
- More gov't regulation, oversight, control
- Structural unemployment & slow job growth

Please see disclosures on page 1.

## The Fed...



- ...believes low interest rates will encourage individuals & businesses to borrow and increase spending
- ...doesn't plan on raising its benchmark rate until unemployment is 6.5%
- ...would temporarily accept higher inflation if unemployment remains too high
- ...wants inflation to be 2% each year

## Real Return

With 2% inflation, it will take about 24 years for your purchasing power to be cut in half.

2% return
<u>-2%</u> inflation
0% real return



## Bond Basics

- Buying a bond makes you a lender
- You loan the government or a company money and they will:
  - pay interest to you
  - return the amount you loaned to them at some point in the future
- Your return is limited

## Really Limited


10-Year Treasury Yields: Monthly Jan 1900 - Jan 2013
20%
15%
10%
5%
0%
Yield
Median 4.06%
Max 15.32%
Min 1.53%
'1900
'1910
'1920
'1930
'1940
'1950
'1960
'1970
'1980
'1990
'2000
'2010

## Example

"I have a 5-year CD maturing in March at 5.25%. Is there any way I can get the same rate in the present low-interest environment?"

-- Letter to USA Today, January 20, 2012



Do you know what the rate might be today?

## Stock Basics

- Buying a stock makes you an <u>owner</u>
- The company may pay you a dividend
- The value of the company (real or perceived) may increase or decrease which may be reflected in the stock's price
- Your potential gain is <u>unlimited</u>

## Example

"What one stock can I buy that will make me $50,000 richer?"

-- Letter to USA Today, March 28, 2012



## Risk

- No such thing as a risk-free investment



Please see disclosures on page 1.

## Risk

- Interest rate risk
  - You own a bond and interest rates go up
  - The price of your bond will go down
- Inflation risk
  - You're earning 1% in your savings account
  - Inflation is going up 3% a year
- Reinvestment risk
  - You own a bond paying 5% interest
  - It matures and comparable interest rates are at 2%

## Risk, continued

- Default risk (bonds)
  - e.g. Your Enron bond matures next year
- Company risk
  - e.g. Lehman Brothers; Microsoft
- Event risk
  - e.g. 9/11
- Market risk
  - e.g. You bought stocks in March of 2000



## Perception of Risk

- Your perception of risk depends on:
  - your memories of past experiences
  - whether you're alone or part of a group
  - how familiar & controllable the risk feels
  - your mood at the moment
  - how risk is described

From *Your Money and Your Brain* by Jason Zweig

## Perception


STOCK MARKET. THE RIDE



## Remember

- Risks are not avoided, they're traded
- The more risk you take, the greater potential return you may have
- People sell stocks because they see the market as too risky
  - Compared to what?
- Don't take the wrong risks or for the wrong amounts

## ACT AS AN INVESTOR

"An investor without investment objectives is like a traveler without a destination."
-- Ralph Seger, investor & money manager

## Make a Plan, Be Intentional




RIGHT SIDE ELEVATION

"Investing is most intelligent when it is most businesslike."
-- Ben Graham

## Categorize



| | | |
|---|---|---|
| Eat | Drink | Sleep |
| Work | Leisure | Exercise |



| | | |
|---|---|---|
| Day-to-day | Short-term | Long-Term & Retirement |
| Liabilities & Credit | Insurance | Tax & Estate Planning |

## Accept That…

- …there are things you can know and there are things you don't know
- …although you can't be certain about what's next, you can be certain about some things

## Example


10-Year Treasury Yields: Monthly Jan 1900 – Jan 2013

- Interest rates have fluctuated in the past
- Interest rates are at historic lows (close to 0 in some cases)
- Since they fluctuate, at some point, they will probably rise
  - When?
- When interest rates rise, bond prices fall
  - By how much?

## Duration

- If a bond fund's duration is **2** years, then the fund's price will move approx. **2%** – *inversely* – when interest rates change 1%
- Low (or short) duration = low risk
- High (or long) duration = high risk



## Example



- Stock prices have fluctuated in the past
  - The Dow Jones Industrial Average just hit an all-time high
- Prices will fluctuate in the future
- If prices fall, when will they fall? By how much?
  - And when will they rise again?

## Investment Policy Statement

- Prepare your plan and review it periodically
  - Tune out the noise!
  - Re-read it now and then
- Determine investment allocation
  - Do not put all of your eggs in one basket
  - Decide how and when to buy and sell
- Protect against the downside

## Percentages

| % Loss | % Gain Necessary to Recoup Loss |
|---|---|
| 10% | 11.11% |
| 20% | 25% |
| 30% | 42.85% |
| 40% | 66.67% |
| 50% | 100% |



## Investment Plan

1. Can you write down your investment plan?
   - Recording your strategy gives you something to refer to in times of chaos, which can help you avoid making emotional (i.e. bad) investment decisions

## Investment Plan

2. Will your plan perform well in every market environment? Why or why not?
   - Answering this question will help you identify your strategy's strengths and weaknesses

## Investment Plan

3. How will you measure your plan's effectiveness?
   - ➢Compare it against an appropriate index… but don't fixate on beating an index

## Be Diversified

- ➢50% stocks & 50% bonds
  - ➢35% U.S. stocks
  - ➢15% international stocks
  - ➢50% bonds
- ➢80% stocks & 20% bonds
  - ➢65% U.S. stocks
  - ➢15% international stocks
  - ➢20% bonds



The above allocations are only samples and may not be suitable for you.

## Beta

- ➢Beta shows the volatility of a security or fund as compared to the volatility of an index or benchmark
  - ➢A beta < 1 is less volatile than the index
  - ➢A beta = 1 is just as volatile as the index
  - ➢A beta > 1 is more volatile than the index
    - ➢Beta of 1.2 means the security or fund is 20% more volatile than the index

## Dividend-Paying Stocks…

- ➢…may have lower betas than non-dividend paying stocks
- ➢…provide income with an opportunity for capital appreciation (and depreciation)


Happy Returns
Annual dividends for S&P 500 companies, reported monthly
$300 billion
250
200
150
100
50
0
1995
'00
'05
'10
Source: S&P Dow Jones Indices
The Wall Street Journal

Please see disclosures on page 1.

## Yields Converge

- 2.02% = S&P 500 dividend yield
- 1.99% = 10-year Treasury yield

As of March 7, 2013

## Understand Correlation

- Own assets that have a low correlation to each other
- Correlation: A measure of how two assets move together
  - +1 = assets are perfectly positively correlated and move together
    - All right or all wrong!
  - -1 = assets are perfectly negatively correlated and move in opposite directions

## Correlation, continued

- Correlations change
- Correlations don't tell you anything about volatility

## Dollar Cost Average

- Invest same amount of $ over time to buy:
  - more shares when price is lower
  - fewer shares when price is higher
- <u>Not</u> a guaranteed way to make money

Please see disclosures on page 1.

## DCA

| Month | Amount | Price | Shares Bought |
|---|---|---|---|
| Jan | $200 | $10 | 20 |
| Feb | $200 | $8 | 25 |
| Mar | $200 | $5 | 40 |
| Apr | $200 | $5 | 40 |
| May | $200 | $8 | 25 |
| June | $200 | $12.50 | 16 |
| Totals | $1,200 | | 166 |

Average cost per share = $7.23

## Rebalance

- You invest 50% in A and 50% in B

  Some time later…
- A is 55% and B is 45%
- Move 5% of A to B



## Ways to Rebalance

- Set up an automated schedule
- Mark your calendar once or twice a year
- Rebalance when your portfolio changes in value by x%
- For non-retirement accounts, instead of selling (thus creating gains or losses), contribute to investments that are down in value

## Bad Investors…

- Don't understand their investments
  - "I thought this was a savings account."
- Don't ask questions
- "Invest" for the short-term
- Chase returns
- Obsess about beating the market
- Try to time the market

## Good Investors…

- Know their time horizon
- Use different investments for different objectives
- Are patient, intentional, systematic
- Understand what they're buying
- Avoid making big mistakes

## Resources

- www.seriousgivers.org
- The Only Investment Guide You'll Ever Need
  - By Andrew Tobias
- No One Would Listen
  - by Harry Markopolos


NO ONE WOULD
LISTEN
HARRY MARKOPOLOS

## Thank You!

- Steve Benjamin, CEBS, CRPC
  - 612-359-2554
  - spb@sitinvest.com
  - www.sitfunds.com